OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2021

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2021	2020
	Notes	$	$

Assets

Current assets

Cash	3	320,630	302,524
Short-term investments		3,458	3,501
Amounts receivable		16,035	12,894
Inventories	4	18,386	10,025
Other assets		5,028	6,244
		363,537	335,188

Non-current assets

Investments in associates	5	125,615	119,219
Other investments	6	142,872	157,514
Royalty, stream and other interests	7	1,100,335	1,116,128
Mining interests and plant and equipment	8	524,524	489,512
Exploration and evaluation		42,627	42,519
Goodwill		111,204	111,204
Other assets	4	25,147	25,820
		2,435,861	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities		41,730	46,889
Dividends payable		8,364	8,358
Current portion of long-term debt	10	-	49,867
Provisions and other liabilities	9	12,567	4,431
		62,661	109,545

Non-current liabilities

Provisions and other liabilities	9	41,345	41,536
Long-term debt	10	401,266	350,562
Deferred income taxes		54,860	54,429
		560,132	556,072

Equity

Share capital	11	1,783,707	1,776,629
Warrants	11	18,072	18,072
Contributed surplus		45,387	41,570
Equity component of convertible debentures		14,510	17,601
Accumulated other comprehensive income		58,361	48,951
Deficit		(224,902)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,695,135	1,728,365
Non-controlling interests		180,594	112,667
Total equity		1,875,729	1,841,032
		2,435,861	2,397,104

 Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		2021	2020
	Notes	$	$

Revenues	13	66,923	52,605

Cost of sales	13	(20,397)	(17,283)
Depletion of royalty, stream and other interests		(11,927)	(13,700)
Gross profit		34,599	21,622

Other operating expenses
General and administrative		(9,906)	(6,284)
Business development		(987)	(1,138)
Exploration and evaluation		(337)	(42)
Impairment of a royalty interest		(2,288)	(26,300)
Operating income (loss)		21,081	(12,142)
Interest income		1,310	1,121
Finance costs		(6,143)	(6,862)
Foreign exchange (loss) gain		(1,129)	2,326
Share of loss of associates		(32)	(1,716)
Other (losses) gains, net	13	(1,910)	629
Earnings (loss) before income taxes		13,177	(16,644)
Income tax (expense) recovery		(3,414)	3,326
Net earnings (loss)		9,763	(13,318)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		10,557	(13,318)
Non-controlling interests		(794)	-

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	14	0.06	(0.09)

Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2021	2020
	$	$

Net earnings (loss)	9,763	(13,318)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	484	(23,333)
Income tax effect	2,705	1,301

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(7,051)	44,068
Other comprehensive (loss) income	(3,862)	22,036
Comprehensive income	5,901	8,718

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	6,695	8,718
Non-controlling interests	(794)	-

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		2021	2020
	Notes	$	$
Operating activities
Net earnings (loss)		9,763	(13,318)
Adjustments for:
Share-based compensation		3,300	2,683
Depletion and amortization		12,261	14,132
Impairment of assets		4,400	26,300
Finance costs		1,839	2,624
Share of loss of associates		32	1,716
Net gain on acquisition of investments		(438)	(2,845)
Change in fair value of financial assets at fair value through profit and loss		1,908	1,310
Net gain on dilution of investments in associates		(1,391)	-
Foreign exchange gain		773	(2,101)
Deferred income tax expense (recovery)		3,350	(3,515)
Other		455	948
Net cash flows provided by operating activities before changes in non-cash working capital items		36,252	27,934
Changes in non-cash working capital items	15	(14,928)	(4,134)
Net cash flows provided by operating activities		21,324	23,800

Investing activities
Net disposal of short-term investments		-	(1,069)
Acquisition of investments		(9,811)	(15,587)
Proceeds on disposal of investments		19,771	322
Acquisition of royalty and stream interests		(3,792)	(7,500)
Mining assets and plant and equipment		(35,812)	(14,854)
Exploration and evaluation expenses, net of tax credits		(135)	(116)
Other		-	156
Net cash flows used in investing activities		(29,779)	(38,648)

Financing activities
Increase in long-term debt	10	50,000	71,660
Repayment of long-term debt	10	(50,000)	-
Investments from minority shareholders	11	38,841	-
Share issue expenses from investments from minority shareholders	11	(2,581)	-
Exercise of share options and shares issued under the share purchase plan		4,978	360
Normal course issuer bid purchase of common shares		(4,464)	(2,956)
Dividends paid		(7,782)	(7,542)
Other		(890)	(1,155)
Net cash flows provided by financing activities		28,102	60,367

Increase in cash before effects of exchange rate changes on cash		19,647	45,519
Effects of exchange rate changes on cash		(1,541)	4,583
Increase in cash		18,106	50,102
Cash - beginning of period		302,524	108,223
Cash - end of period		320,630	158,325

Additional information per operating segment is provided in Notes 3 and 17.

Additional information on the consolidated statements of cash flows is presented in Note 15.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2021
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other	Retained		Non-
		shares	Share		Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	(deficit)	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2021		166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net earnings (loss)		-	-	-	-	-	-	10,557	10,557	(794)	9,763
Other comprehensive loss		-	-	-	-	-	(3,862)	-	(3,862)	-	(3,862)
Comprehensive (loss) income		-	-	-	-	-	(3,862)	10,557	6,695	(794)	5,901

Net investments from minority shareholders	11	-	-	-	-	-	-	-	-	29,529	29,529
Effect of changes in ownership of a subsidiary on non- controlling interest		-	-	-	-	-	-	(38,580)	(38,580)	38,580	-
Dividends declared	11	-	-	-	-	-	-	(8,364)	(8,364)	-	(8,364)
Shares issued - Dividends reinvestment plan	11	37,545	575	-	-	-	-	-	575	-	575
Shares issued - Employee share purchase plan		6,454	103	-	-	-	-	-	103	-	103
Share options - Shared-based compensation		-	-	-	1,021	-	-	-	1,021	377	1,398
Share options exercised		367,300	6,340	-	(1,427)	-	-	-	4,913	-	4,913
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	1,505	-	-	-	1,505	235	1,740
Settlement		39,079	150	-	(177)	-	-	(11)	(38)	-	(38)
Income tax impact		-	-	-	(334)	-	-	-	(334)	-	(334)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	354	-	-	-	354	-	354
Income tax impact		-	-	-	(216)	-	-	-	(216)	-	(216)
Normal course issuer bid purchase of common shares	11	(347,400)	(3,690)	-	-	-	-	(774)	(4,464)	-	(4,464)
Deemed issuance of Osisko shares	5	305,356	3,600	-	-	-	-	-	3,600	-	3,600
Equity component of convertible debenture	10	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	13,272	(13,272)	-	-	-
Balance - March 31, 2021 (ii)		167,056,266	1,783,707	18,072	45,387	14,510	58,361	(224,902)	1,695,135	180,594	1,875,729

(i)  As at March 31, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $37.3 million and items that may be recycled to the consolidated statement of income (loss) amounting to $21.1 million.

(ii) As at March 31, 2021, there are 167,268,319 common shares issued, of which 212,053 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares (Note 5).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the three months ended March 31, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of				Equity	Accumulated
	common		Warrants		component of	other
	shares	Share		Contributed	convertible	comprehensive
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total
		$	$	$	$	$	$	$
Balance - January 1, 2020	156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss	-	-	-	-	-	-	(13,318)	(13,318)
Other comprehensive income	-	-	-	-	-	22,036	-	22,036
Comprehensive income	-	-	-	-	-	22,036	(13,318)	8,718

Dividends declared	-	-	-	-	-	-	(7,880)	(7,880)
Shares issued - Dividends reinvestment plan	28,351	333	-	-	-	-	-	333
Shares issued - Employee share purchase plan	8,951	112	-	-	-	-	-	112
Share options - Shared-based compensation	-	-	-	428	-	-	-	428
Replacement share options exercised	24,990	369	-	(79)	-	-	-	290
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	2,031	-	-	-	2,031
Settlement	67,344	915	-	(1,942)	-	-	68	(959)
Income tax impact	-	-	-	(279)	-	-	-	(279)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	224	-	-	-	224
Income tax impact	-	-	-	(185)	-	-	-	(185)
Normal course issuer bid purchase of common shares	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income	-	-	-	-	-	690	(690)	-
Balance - March 31, 2020 (ii)	156,651,866	1,654,146	18,072	37,840	17,601	36,195	(271,508)	1,492,346

(i)  As at March 31, 2020, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($40.5 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $76.7 million.

(ii) As at March 31, 2020, there are 157,169,275 common shares issued, of which 517,409 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares (Note 5).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On March 31, 2021, Osisko held an interest of 75.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved the interim condensed consolidated financial statements on May 11, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to the potential impact of COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Cash

As at March 31, 2021 and December 31, 2020, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash held in Canadian dollars	43,634	29,714	144,526	137,374	188,160	167,088

Cash held in U.S. dollars	60,450	59,208	44,894	47,167	105,344	106,375
Cash held in U.S. dollars (Canadian equivalent)	76,016	75,383	56,454	60,053	132,470	135,436
Total cash	119,650	105,097	200,980	197,427	320,630	302,524

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

4. Inventories

	March 31,	December 31,
	2021	2020
	$	$
Current

Ore in stockpiles (i), (ii)	15,483	8,426
Supplies and other (i)	2,903	1,599
	18,386	10,025

Non-current

Ore in stockpiles (i), (ii)	16,598	17,279

(i) Inventories are held by subsidiaries of Osisko Development and are related to the Bonanza Ledge Phase II and San Antonio projects.

(ii) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

5. Investments in associates

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
	$	$
Balance - Beginning of period	119,219	103,640
Acquisitions	-	14,954
Exercise of warrants	1,437	36
Share of loss	(32)	(7,657)
Share of comprehensive income	-	1,506
Net gain on ownership dilution	1,391	10,381
Gain (loss) on deemed disposals	-	5,357
Transfers to other investments	-	(8,998)
Deemed issuance of Osisko common shares held by an associate (i)	3,600	-
Balance - End of period	125,615	119,219

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates (continued)

(i) Osisko Mining Inc. ("Osisko Mining"), an associate of Osisko, held common shares of Barkerville Gold Mines Limited ("Barkerville") prior to its acquisition by Osisko in 2019. Following the acquisition of Barkerville, Osisko Mining received common shares of Osisko, which resulted in a deemed repurchase of common shares by the Company and a related reduction in the net investment in Osisko Mining, based on the ownership interest held in Osisko Mining. During the first quarter of 2021, Osisko Mining disposed of shares of Osisko, which resulted in a deemed issuance of common shares by the Company and an increase in the net investment in Osisko Mining.

6. Other investments

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	25,063	1,700
Acquisitions	-	4,782
Exercise	(766)	(347)
Change in fair value	(1,909)	2,387
Amendment of a note receivable	-	16,541
Balance - End of period	22,388	25,063

Fair value through other comprehensive income (shares)

Balance - Beginning of period	115,590	57,409
Acquisitions	5,189	18,602
Exercise of warrants	-	452
Transfer from associates	-	8,998
Change in fair value	484	40,993
Disposals	(19,772)	(10,864)
Balance - End of period	101,491	115,590

Amortized cost (notes)
Balance - Beginning of period	16,861	8,777
Acquisitions	4,389	7,998
Transfer from short-term investments	-	8,467
Impairments	(2,112)	(7,998)
Foreign exchange revaluation impact	(145)	(383)
Balance - End of period	18,993	16,861

Total	142,872	157,514

Other investments comprise common shares, warrants, convertible and non-convertible notes receivable, mostly from Canadian publicly traded companies as well as loan receivables from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests

		Three months ended March 31, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - Beginning of period	656,661	440,941	18,526	1,116,128
Acquisitions	3,587	205	-	3,792
Depletion	(6,989)	(4,749)	(189)	(11,927)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	(1,072)	(4,070)	(228)	(5,370)

Balance - End of period	649,899	432,327	18,109	1,100,335

Producing
Cost	621,130	508,603	18,195	1,147,928
Accumulated depletion and impairment	(373,955)	(192,468)	(13,631)	(580,054)
Net book value - End of period	247,175	316,135	4,564	567,874

Development
Cost	184,950	167,003	30,867	382,820
Accumulated depletion and impairment	(501)	(50,811)	(26,209)	(77,521)
Net book value - End of period	184,449	116,192	4,658	305,299

Exploration and evaluation
Cost	219,098	-	8,887	227,985
Accumulated depletion	(823)	-	-	(823)
Net book value - End of period	218,275	-	8,887	227,162

Total net book value - End of period	649,899	432,327	18,109	1,100,335

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

		Year ended December 31, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	627,567	483,164	19,781	1,130,512
Additions	54,276	11,917	-	66,193
Disposal	(357)	-	-	(357)
Depletion	(23,159)	(21,532)	(914)	(45,605)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	(1,666)	(6,308)	(341)	(8,315)

Balance - December 31	656,661	440,941	18,526	1,116,128

Producing
Cost	621,503	512,019	18,422	1,151,944
Accumulated depletion and impairment	(367,232)	(188,281)	(13,609)	(569,122)
Net book value - December 31	254,271	323,738	4,813	582,822

Development
Cost	185,170	168,648	31,252	385,070
Accumulated depletion and impairment	(501)	(51,445)	(26,537)	(78,483)
Net book value - December 31	184,669	117,203	4,715	306,587

Exploration and evaluation
Cost	218,395	-	8,998	227,393
Accumulated depletion	(674)	-	-	(674)

Net book value - December 31	217,721	-	8,998	226,719

Total net book value - December 31	656,661	440,941	18,526	1,116,128

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment

	Three months ended March 31, 2021			Year ended December 31, 2020
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$

Net book value - Beginning of period	459,303	30,209	489,512	320,008	23,685	343,693
Acquisition of the San Antonio gold project	-	-	-	57,038	1,330	58,368
Additions	24,764	14,938	39,702	75,437	10,915	86,352
Mining exploration tax credits	(1,728)	-	(1,728)	(4,608)	-	(4,608)
Changes in the environmental rehabilitation assets	(267)	-	(267)	3,414	-	3,414
Depreciation	-	(1,065)	(1,065)	-	(5,340)	(5,340)
Depreciation capitalized	684	-	684	4,019	-	4,019
Share-based compensation capitalized	240	-	240	688	-	688
Disposals and write-offs	-	(32)	(32)	-	(388)	(388)
Currency translation adjustments	(2,409)	(113)	(2,522)	3,307	7	3,314
Net book value - End of period	480,587	43,937	524,524	459,303	30,209	489,512

Closing balance
Cost	480,587	51,812	532,399	459,303	37,545	496,848
Accumulated depreciation	-	(7,875)	(7,875)	-	(7,336)	(7,336)

Net book value	480,587	43,937	524,524	459,303	30,209	489,512

(i) Plant and equipment includes right-of-use assets of $12.6 million as at March 31, 2021 ($10.8 million as at December 31, 2020).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Provisions and other liabilities

	Three months ended March 31, 2021				Year ended December 31, 2020
	Environmental rehabilitation(i)	Lease liabilities(ii)	Deferred premium on flow-through shares (iii)	Total	Environmental Rehabilitation(i)	Lease liabilities(ii)	Total
	$	$	$	$	$	$	$

Balance - Beginning of period	34,601	11,366	-	45,967	20,527	10,127	30,654

Acquisition of the San Antonio gold project	-	-	-	-	9,301	-	9,301
New liabilities	-	1,865	-	1,865	4,176	2,394	6,570
Revision of estimates	(379)	-	-	(379)	(310)	-	(310)
Accretion	272	-	-	272	820	-	820
Settlement/payments of liabilities	(46)	(809)	-	(855)	(500)	(1,155)	(1,655)
Issuance of flow-through shares	-	-	7,885	7,885	-	-	-
Recognition of deferred premium on flow-through shares	-	-	(469)	(469)
Currency translation adjustments	(374)	-	-	(374)	587	-	587
Balance - End of period	34,074	12,422	7,416	53,912	34,601	11,366	45,967
Current portion	2,854	2,297	7,416	12,567	3,019	1,412	4,431
Non-current portion	31,220	10,125	-	41,345	31,582	9,954	41,536
	34,074	12,422	7,416	53,912	34,601	11,366	45,967

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II and San Antonio projects). As at March 31, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $39.6 million. The weighted average actualization rate used is 3.4% and the disbursements are expected to be made from 2021 to 2030 as per the current closure plans.

(ii) The lease liabilities are mainly related to leases for office space and mining equipment.

(iii) The flow-through shares issuance by Osisko Development is described in Note 11.

10. Long-term debt

The movements in the long-term debt are as follows:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
	$	$
Balance - Beginning of period	400,429	349,042
Increase in revolving credit facility	50,000	71,660
Decrease in revolving credit facility	-	(19,205)
Repayment of convertible debenture	(50,000)	-
Amortization of transaction costs	555	2,238
Accretion expense	1,066	4,972
Foreign exchange revaluation impact	(784)	(8,278)
Balance - End of period	401,266	400,429

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt (continued)

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2021	2020
	$	$

Convertible debentures(i),(ii)	300,000	350,000
Revolving credit facility(iii)	112,875	63,659
Long-term debt	412,875	413,659
Unamortized debt issuance costs	(3,940)	(4,495)
Unamortized accretion on convertible debentures	(7,669)	(8,735)
Long-term debt, net of issuance costs	401,266	400,429
Current portion	-	49,867
Non-current portion	401,266	350,562
	401,266	400,429

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec, which was repaid in full on February 12, 2021.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii) Revolving credit facility

An amount of $400.0 million is available under the credit facility, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million). The credit facility has a maturity date of November 14, 2023.

The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The credit facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The credit facility is secured by the Company's assets from the royalty, stream and other interests segment.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate in the event that LIBOR ceases to be available, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at March 31, 2021, the Facility was drawn for a total of $112.9 million ($50.0 million and US$50.0 million ($62.9 million)) and the effective interest rate was 2.7%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at March 31, 2021, all such ratios and requirements were met.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Share capital and warrants

Shares

Osisko Development Corp. - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Development Corp. - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statements of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at March 31, 2021, the balance remaining to be spent amounted to $31.6 million.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Share capital and warrants (continued)

Normal course issuer bid

In December 2020, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2021 NCIB program, Osisko may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Common Shares.

During the three months ended March 31, 2021, the Company purchased for cancellation a total of 347,400 common shares for $4.5 million (average acquisition price per share of $12.85).

Dividends

On January 15, 2021, the Company issued 37,545 common shares under the Dividend Reinvestment Plan ("DRIP"), at a discount rate of 3%.

On February 24, 2021, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.  As at March 31, 2021, the holders of 8,989,709 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 30,643 common shares were issued on April 15, 2021 at a discount rate of 3%.

Warrants

As at March 31, 2021 and December 31, 2020, 5,480,000 warrants were outstanding and entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, management, employees and consultants.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under the Osisko's plan:

	Three months ended March 31, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	4,240,869	14.22	4,939,344	14.40
Granted(i)	658,300	12.70	1,201,100	13.51
Exercised	(367,300)	13.38	(673,470)	11.27
Forfeited	-	-	(341,300)	13.61
Expired	(158,220)	15.98	(884,805)	16.56
Balance - End of period	4,373,649	14.00	4,240,869	14.22
Options exercisable - End of period	1,707,151	15.17	2,208,070	14.96

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the three months ended March 31, 2021 was $14.86 ($14.83 for the year ended December 31, 2020).

The following table summarizes the Osisko's share options outstanding as at March 31, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
9.83 - 12.97	1,542,047	12.70	3.9	504,180	12.65
13.10 - 14.78	2,019,679	13.54	3.5	421,048	13.51
15.97 - 18.07	744,093	16.78	1.3	714,093	16.81
24.72 - 27.77	67,830	26.97	1.1	67,830	26.97
	4,373,649	14.00	3.2	1,707,151	15.17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2021	Year ended December 31, 2020
Dividend per share	2%	1%
Expected volatility	40%	39%
Risk-free interest rate	0.7%	0.3%
Expected life	46 months	46 months
Weighted average share price	$12.70	$13.51
Weighted average fair value of options granted	$3.49	$3.56

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2021, the total share-based compensation related to share options granted under the Osisko's plan amounted to $1.0 million ($0.4 million during the three months ended March 31, 2020), including $0.1 million capitalized to mining assets and plant and equipment (nil during the three months ended March 31, 2020).

Osisko Development Corp.

The following table summarizes information about the movement of the share options outstanding under the Osisko Development's plan:

	Three months ended March 31, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	1,199,100	7.62	-	-
Granted(i)	31,600	8.10	1,199,100	7.62
Forfeited	(66,900)	7.62	-	-
Balance - End of period	1,163,800	7.63	1,199,100	7.62
Options exercisable - End of period	-	-	-	-

(i) Options were granted to officers, management, employees and/or consultants.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp. (continued)

The following table summarizes the Osisko Development's share options outstanding as at March 31, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
			remaining		Weighted
Grant		Exercise	contractual		average
Date	Number	price	life (years)	Number	exercise price
$		$			$
December 23, 2020	1,132,200	7.62	3.7	-	-
February 4, 2021	31,600	8.10	3.9	-	-
	1,163,800	7.63	3.7	-	-

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2021	Year ended December 31, 2020
Dividend per share	-	-
Expected volatility	63%	63%
Risk-free interest rate	0.4%	0.4%
Expected life	48 months	48 months
Weighted average share price	$8.10	$7.62
Weighted average fair value of options granted	$3.96	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2021, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.4 million (nil for the three months ended March 31, 2020), including $0.1 million capitalized to mining assets and plant and equipment (nil for the three months ended March 31, 2020).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package.

Osisko Gold Royalties Ltd

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2021		Year ended December 31, 2020
	DSU(i) (equity)	RSU(ii) (equity)	DSU(i) (equity)	RSU(ii) (equity)

Balance - Beginning of period	408,564	1,242,902	325,207	1,190,038
Granted	15,800	255,200	97,995	504,560
Reinvested dividends	1,325	4,020	5,558	17,143
Settled	-	(18,050)	(20,196)	(365,399)
Forfeited	-	(6,327)	-	(103,440)
Balance - End of period	425,689	1,477,745	408,564	1,242,902
Balance - Vested	310,865	-	309,862	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the Osisko's DSU and RSU plans for the three months ended March 31, 2021 amounted to $1.9 million ($2.3 million for the three months ended March 31, 2020).

Based on the closing price of the common shares at March 31, 2021 ($13.84), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.3 million ($2.7 million as at December 31, 2020) and to $14.0 million based on all RSU and DSU outstanding ($14.2 million as at December 31, 2020).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

Osisko Development Corp.

In December 2020, 170,620 DSU were granted under the Osisko Development's plan. The DSU granted will vest the day prior to the annual general meeting to be held in 2022. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Osisko Development to the tax authorities. The DSU granted in 2020 have a weighted average value of $7.62 per DSU.

The total share-based compensation expense related to the Osisko Development's DSU plan for the three months ended March 31, 2021 amounted to $0.2 million (nil for the three months ended March 31, 2020).

Based on the closing price of the common shares at March 31, 2021 ($7.30), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the DSU outstanding amounts to $0.7 million ($0.7 million as at December 31, 2020).

13. Additional information on the consolidated statements of income (loss)

	2021	2020
	$	$

Revenues

Royalty interests	34,911	25,804
Stream interests	14,086	12,030
Offtake interests	17,926	14,771
	66,923	52,605

Cost of sales

Royalty interests	174	168
Stream interests	2,984	3,193
Offtake interests	17,239	13,922
	20,397	17,283

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	(1,908)	(1,310)
Net gain on acquisition of investments(i)	438	2,845
Net gain on dilution of investments in associates	1,391	-
Impairment of other investments	(2,112)	(906)
Flow-through shares premium income	469	-
Other	(188)	-
	(1,910)	629

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Net earnings (loss) per share

	2021	2020
	$	$

Net earnings (loss) attributable to Osisko Gold Royalties Ltd's shareholders	10,557	(13,318)

Basic weighted average number of common shares outstanding (in thousands)	165,842	155,374
Dilutive effect of share options	123	-
Diluted weighted average number of common shares	165,965	155,374

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.06	(0.09)

For the three months ended March 31, 2021, 2,656,323 share options, 5,480,000 outstanding warrants and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the three months ended March 31, 2020, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

15. Additional information on the consolidated statements of cash flows

	2021	2020
	$	$

Interests received measured using the effective rate method	424	239
Interests paid on the long-term debt	1,223	1,167
Income taxes paid	915	188

Changes in non-cash working capital items
Increase in accounts receivable	(2,289)	(2,611)
Increase in inventories	(8,691)	-
Decrease in other current assets	812	728
Decrease in accounts payable and accrued liabilities	(4,760)	(2,251)
	(14,928)	(4,134)

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures
Publicly traded mining exploration and development companies
Precious metals	-	-	21,679	21,679
Other minerals	-	-	709	709
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	81,573	-	-	81,573
Other minerals	19,918	-	-	19,918
	101,491	-	22,388	123,879

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures
Publicly traded mining exploration and development companies
Precious metals	-	-	23,904	23,904
Other minerals	-	-	1,159	1,159
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	95,796	-	-	95,796
Other minerals	19,794	-	-	19,794
	115,590	-	25,063	140,653

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments (continued)

During the three months ended March 31, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible debentures) for the three months ended March 31, 2021 and 2020:

	2021	2020
	$	$

Balance - Beginning of period	25,063	1,700
Acquisitions	-	507
Warrants exercised	(766)	-
Change in fair value - warrants exercised(i)	258	-
Change in fair value - investments held at the end of the period(i)	(2,167)	(1,310)
Balance - End of period	22,388	897

(i)  Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible debentures of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at March 31, 2021 and December 31, 2020.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying values of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt (excluding the liability under the revolving credit facility):

	March 31, 2021		December 31, 2020
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	302,250	288,391	318,000	286,903
Long-term debt - Level 2	-	-	49,928	49,866
Balance	302,250	288,391	367,928	336,769

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metal and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of the mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	As at March 31, 2021 and December 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

As at March 31, 2021

Cash	119,650	200,980	-	320,630
Current assets	132,006	231,756	(225)	363,537
Investments in associates and other investments	169,961	98,526	-	268,487
Royalty, stream and other interests	1,193,481	-	(93,146)	1,100,335
Mining interests and plant and equipment	8,712	442,311	73,501	524,524
Exploration and evaluation assets	-	41,977	650	42,627
Goodwill	111,204	-	-	111,204
Total assets	1,616,428	838,653	(19,220)	2,435,861

Long-term debt	401,266	-	-	401,266

As at December 31, 2020

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204
Total assets	1,609,349	802,144	(14,384)	2,397,104

Long-term debt	400,429	-	-	400,429

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

	For the three months ended March 31, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions(iii)	Consolidated
	$	$	$	$

For the three months ended March 31, 2021

Revenues	66,923	-	-	66,923
Gross profit	34,599	-	-	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,029)	(5,201)	-	(11,230)
Impairments	(4,400)	-	-	(4,400)
Net earnings (loss)	13,464	(3,701)	-	9,763

Cash flows from operating activities	36,738	(9,704)	(5,710)	21,324
Cash flows from investing activities	(13,781)	(21,708)	5,710	(29,779)
Cash flows from financing activities	(7,511)	35,613	-	28,102

For the three months ended March 31, 2020

Revenues	52,605	-	-	52,605
Gross profit	21,622	-	-	21,622
Operating expenses (G&A, bus. dev and exploration)	(6,217)	(1,247)	-	(7,464)
Impairments	(26,300)	-	-	(26,300)
Net earnings (loss)	(12,993)	(325)	-	(13,318)

Cash flows from operating activities	25,736	(1,936)	-	23,800
Cash flows from investing activities	(23,496)	(15,152)	-	(38,648)
Cash flows from financing activities	48,485	11,882	-	60,367

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are cancelled on consolidation.

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2021 and 2020, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2021

Royalties	33,505	274	-	1,132	-	34,911
Streams	5,449	5,519	489	-	2,629	14,086
Offtakes	17,926	-	-	-	-	17,926

	56,880	5,793	489	1,132	2,629	66,923

2020

Royalties	24,499	75	14	1,216	-	25,804
Streams	5,117	4,455	524	-	1,934	12,030
Offtakes	14,771	-	-	-	-	14,771

	44,387	4,530	538	1,216	1,934	52,605

For the three months ended March 31, 2021, one royalty interest generated revenues of $20.7 million ($15.3 million for the three months ended March 31, 2020), which (excluding revenues generated from the offtake interests) represented 42% of revenues (41% of revenues for the three months ended March 31, 2020).

For the three months ended March 31, 2021, revenues generated from precious metals and diamonds represented 92% and 6% of revenues, respectively (89% and 8% excluding offtakes, respectively). For the three months ended March 31, 2020, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (86% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2021 and December 31, 2020, which is based on the location of the property related to the royalty, stream or other interests:

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2021

Royalties	568,466	46,000	12,465	7,753	-	15,215	649,899
Streams	170,917	179,086	1,247	-	28,042	53,035	432,327
Offtakes	5,432	-	8,019	-	4,658	-	18,109

	744,815	225,086	21,731	7,753	32,700	68,250	1,100,335

December 31, 2020

Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at March 31, 2021 and December 31, 2020:

	March 31, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	9,949	25,035	34,984	1,599	25,705	27,304
Mining interests, plant and equipment	374,182	68,129	442,311	344,903	62,097	407,000
Exploration and evaluation assets	40,680	1,297	41,977	40,680	1,189	41,869
Total assets	743,426	95,227	838,653	704,998	97,146	802,144

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Related party transactions

During the three months ended March 31, 2021, interest revenues of $0.8 million ($0.6 million for the three months ended March 31, 2020) were accounted for with regards to notes receivable from associates. As at March 31, 2021, interests receivable from associates of $2.6 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $36.3 million as at March 31, 2021 ($33.4 million as at December 31, 2020) and were included in short-term investments and other investments on the consolidated balance sheets.

19. Subsequent events

Dividends

On May 11, 2021, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.

Acquisition of royalty and offtake interests

On April 15, 2021, the Company acquired six royalties and one precious metal offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). The acquisitions were funded through cash on hand. Four of the royalties are on claims overlying the Spring Valley project, and increase the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko has agreed to acquire a 1.0% NSR royalty. Osisko has also agreed to acquire a 0.5% NSR royalty and 30% gold and silver offtake right covering the Almaden project in western Idaho.

Conversion of the Parral offtake to a gold and silver stream

On April 29, 2021, GoGold Resources Inc. (“GoGold”) and Osisko Bermuda Limited (“Osisko Bermuda”), a subsidiary of Osisko, entered into an agreement to convert the current gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.